                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

       Form 20-F   X                           Form 40-F  _____
                 -----

       (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes  ______                             No    X
                                                   -----

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: July 10, 2003         By   /s/  Harvey Chang
                               --------------------------------------
                                 Harvey Chang
                                 Senior Vice President & Chief Financial Officer

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               Taiwan Semiconductor Manufacturing Company Limited
                                  July 10, 2003

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties 3) Endorsements and quarantees 4) Financial derivative transactions for the period of June 2003.

1) Sales volume (NT$: Thousand)

------------------------------------------------------------------------------------------------------------------
      Time           Items                        2003              2002          Changes                  (%)
------------------------------------------------------------------------------------------------------------------
Jun               Invoice amount                16,019,065        9,257,755             6,761,310          73.03%
------------------------------------------------------------------------------------------------------------------
Jan - June        Invoice amount                81,383,900       75,758,453             5,625,447           7.43%
------------------------------------------------------------------------------------------------------------------
Jun               Net sales                     17,846,112       15,615,315             2,230,797          14.29%
------------------------------------------------------------------------------------------------------------------
Jan - June        Net sales                     89,247,465       79,972,169             9,275,296          11.60%
------------------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)

------------------------------------------------------------------------------------------------
                          Limit of lending               June          Bal. As of period end
------------------------------------------------------------------------------------------------
TSMC                             59,976,893                    -                             -
------------------------------------------------------------------------------------------------
TSMC's subsidiaries              26,990,022               (1,000)                      346,120
------------------------------------------------------------------------------------------------

3) Endorsements and quarantees (NT$ Thousand)

------------------------------------------------------------------------------------------------
                          Limit of endorsements            June        Bal. As of period end
------------------------------------------------------------------------------------------------
TSMC                                    5,586,866            (68,000)              23,536,160
------------------------------------------------------------------------------------------------
TSMC's subsidiaries                           N/A                  0                        0
------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                               (68,000)              23,536,160
------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                               0                        0
------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                    0                        0
------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                      0                        0
------------------------------------------------------------------------------------------------

4) Financial derivative transactions
a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

------------------------------------------------------------------------------------------------
   Underlying assets / liabilities      Liabilities:        YEN:                6,580,435,000
                                                        ----------------------------------------
                                                            EUR:                   14,000,000
                                      ----------------------------------------------------------
                                             Assets:         US$                1,290,000,000
------------------------------------------------------------------------------------------------
   Financial instruments                                                 FX forward contracts
------------------------------------------------------------------------------------------------
   Realized profit (loss)                                                      (NT$67,412,959)
------------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of floating rate liabilities)

------------------------------------------------------------------------------------------------
   Underlying assets / liabilities                  Liabilities:             NT$5,000,000,000
------------------------------------------------------------------------------------------------
   Financial instruments                                                   Interest rate swap
------------------------------------------------------------------------------------------------
   Realized profit (loss)                                                                   -
------------------------------------------------------------------------------------------------

       b. Trading purpose: None.